via edgar	November 12, 2020

Re: Acceleration Request for MultiPlan Corporation
Registration Statement on Form S-1 (File No. 333-249779)

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Daniel Morris

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, MultiPlan Corporation, that effectiveness of the above-referenced Registration Statement, as amended by Amendment No. 1 thereto, be accelerated to 4:30 p.m., Eastern Time, on November 16, 2020, or as soon as practicable thereafter.

Call me at (650) 251-5110 with any questions.

Very truly yours,

/s/ William B. Brentani

William B. Brentani

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